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LATHAM&WATKINS

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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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23 June 2006

SUPPL

File No. 040006-0000

SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH. D.C. 156 SECTION

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

06014953

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara's ammonia fleet sale to be booked in third quarter" dated 23 May, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dlw 7/10

LO\298172.1



Yara's ammonia fleet sale to be booked in third quarter

Oslo (2006-06-23):

Yara International ASA announced on April 27 2006 that it had entered into a Heads of Agreement with BW Gas under which Yara would divest most of its ammonia shipping assets to BW Gas. Yara expected that the deal would be closed by second quarter 2006.

Due to practical issues, the closing of the deal has now been postponed to early third quarter 2006, and the net income for Yara of more than NOK 800 million will be booked in third quarter.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com